UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

SUCAMPO PHARMACEUTICALS, INC.

(Name of Subject Company)

SUCAMPO PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

864909106

(CUSIP Number of Class of Securities)

Peter Greenleaf

Chief Executive Officer, Chairman of the Board of Directors

Sucampo Pharmaceuticals, Inc.

805 King Farm Boulevard, Suite 550

Rockville, Maryland 20850

(301) 961-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Christian E. Plaza, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed by Sucampo Pharmaceuticals, Inc., a Delaware corporation (“Sucampo”), with the Securities and Exchange Commission on January 16, 2018, relating to the offer by Mallinckrodt plc, an Irish public limited company (“Mallinckrodt”), and Sun Acquisition Co., a Delaware corporation (“Sun Acquisition”) and a wholly owned indirect subsidiary of Mallinckrodt, to acquire all of the outstanding shares of Sucampo’s Class A common stock, $0.01 par value per share (the “Shares”), for a purchase price of $18.00 per Share to be paid to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 16, 2018, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time (the “Transaction”).

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the second paragraph under the heading “U.S. Antitrust Compliance” on page 37 of the Schedule 14D-9 and replacing it with the following paragraphs:

Sucampo and Mallinckrodt each filed Premerger Notification and Report Forms with the FTC and the Antitrust Division on January 12, 2018, for review in connection with the Offer. The initial 15-calendar-day waiting period under the HSR Act expired, effective January 29, 2018 at 11:59 pm, Eastern time. Accordingly, the condition to the Offer requiring that any applicable waiting period under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the satisfaction or waiver of the remaining conditions set forth in the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has expired, at any time before or after Sun Acquisition’s acceptance for payment of Shares pursuant to the Offer, if the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC has the authority to challenge the Transaction by seeking a federal court order enjoining the Transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Mallinckrodt, Sucampo or any of their respective subsidiaries or affiliates. The U.S. Department of Justice Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws. While Sucampo believes that the consummation of the Offer will not violate any U.S. federal antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUCAMPO PHARMACEUTICALS, INC.

	By:	/s/ Peter Greenleaf
	Name:	Peter Greenleaf
	Title:	Chief Executive Officer, Chairman of the Board of Directors

Dated: January 30, 2018